

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

J. Gordon Huszagh
President and Chief Executive Officer
Suffolk Bancorp
4 West Second Street
P.O. Box 9000
Riverhead, New York 11901

>**Re:** **Suffolk Bancorp**
>**Annual Report on Form 10-K for the fiscal year ended December 31, 2009**
>**Quarterly Report on Form 10-Q for the quarters ended March 31, 2010,**
>**June 30, 2010 and September 30, 2010**
>**File No. 000-13580**

Dear Mr. Huszagh:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark Webb
Legal Branch Chief